Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005		2004	2003
	(In thousands)
Earnings
Pre-tax (loss) income	$256,863	$83,560	$86,035	$189,098	$(25,697)		$9,246	$990
Fixed charges	108,219	97,382	133,474	89,086	25,795		3,269	528

Total earnings	$365,082	$180,942	$219,509	$278,184	$98		$12,515	$1,518

Fixed charges
Interest expense and amortization of finance costs	$107,233	$96,492	$132,264	$88,414	$25,551		$3,178	$476
Rental expense representative of interest factor	986	890	1,210	672	244		91	52

Total fixed charges	$108,219	$97,382	$133,474	$89,086	$25,795		$3,269	$528

Ratio of earnings to fixed charges	3.4	1.9	1.6	3.1	—	(1)	3.8	2.9

Total fixed charges	$108,219	$97,382	$133,474	$89,086	$25,795		$3,269	$528
Pre-tax preferred dividend requirements	—	—	—	352	680		507	456

Total fixed charges plus preference dividends	$108,219	$97,382	$133,474	$89,438	$26,475		$3,776	$984

Ratio of earnings to combined fixed charges and preference dividends	3.4	1.9	1.6	3.1	—	(2)	3.3	1.5

(1)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.